UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

Lisata Therapeutics, Inc.
(Name of Subject Company)

Lisata Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

128058302
(CUSIP Number of Class of Securities)

David J. Mazzo, Ph.D.
Chief Executive Officer
Lisata Therapeutics, Inc.
P.O. Box 173, Liberty Corner,
New Jersey 07938
(908) 841-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:
Jeffrey P. Schultz, Esq.
Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.
919 Third Avenue
New York, NY 10022
(212) 935-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2026, (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the Tender Offer Statement on Schedule TO filed with the SEC on June 10, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of  Kuva Labs Inc., a Delaware corporation (“Parent”).  The Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Common Shares”), of the Company, at a purchase price of (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”), which represents the contractual right to receive two contingent cash payments up to an aggregate of $3.00 per CVR subject to the achievement of the Milestones (as defined in the CVR Agreement), in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in the Schedule TO.  Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8 of the Schedule 14D-9:
“On July 16, 2026, Purchaser extended the Expiration Time until 11:59 p.m., New York City time, on July 20, 2026, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on July 16, 2026.

Equiniti Trust Company, LLC, the depositary for the Offer, has advised Purchaser that, as of 5:30 p.m., New York City time, on July 15, 2026, approximately 5,897,848 Common Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 64.67% of the 9,119,742 Common Shares outstanding as of July 15, 2026 (the most recent practicable date).

Parent and Purchaser expect the Offer will be consummated promptly following the expiration of the Offer (as hereby extended), subject to the satisfaction of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.

On July 16, 2026, Purchaser, Parent, and the Company entered into an amendment to the Merger Agreement to extend the Outside Date from July 17, 2026 to July 21, 2026.”

Item 9.	Exhibits.

Exhibit No.	Description

(e)(1)(F)*	Amendment to Agreement and Plan of Merger, dated July 16, 2026, by and among Parent Purchaser and the Company

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lisata Therapeutics, Inc.

By:	/s/ David J. Mazzo
Name: David J. Mazzo, PhD
Title: President and Chief Executive Officer

Dated: July 17, 2026